UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2024

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Information Regarding the Record Date for Dividends

At the annual general meeting of shareholders held on March 26, 2024, SK Telecom Co., Ltd. (the “Company”) amended its Articles of Incorporation such that the record date for dividends will be determined by the resolution of the Company’s board of directors (the “Board of Directors”).

Accordingly, please be advised that the Company’s determination on whether to pay the annual dividend for the year ended December 31, 2024 will be made with respect to the Company’s shareholders registered as of the record date to be subsequently determined by the resolution of the Board of Directors, rather than its shareholders registered as of December 31, 2024.

The final determination and confirmation of the specifics relating to the Company’s dividends, including whether any dividend will be paid and its amount, will be subject to the approval at the annual general meeting of shareholders following a resolution of the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung

(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: December 18, 2024